Exhibit 99.1

English Translation

July 12, 2006

UCB Japan Co., Ltd.

DAIICHI SANKYO CO., LTD.

GlaxoSmithKline K.K.

Launch of New Formulation Zyrtec® Dry Syrup 1.25%

selective H1 receptor antagonist, anti-allergic agent

UCB Japan Co., Ltd. (Head Office: Chiyoda-ku, Tokyo, President: Fabrice Egros, hereinafter referred to as UCB Japan), Daiichi Pharmaceutical Co., Ltd. (Head Office: Chuo-ku, President: Kiyoshi Morita, hereinafter referred to as Daiichi, fully owned by DAIICHI SANKYO COMPANY, LIMITED) and GlaxoSmithKline K.K. (President: Marc Dunoyer, Head Office: Shibuya-ku, Tokyo, hereinafter referred to as GSK) announced that on July 13, Zyrtec® Dry Syrup 1.25%, selective H1 receptor antagonist, anti-allergy drug (generic name: cetirizine hydrochloride) will be launched.

Along with the already marketed Zyrtec® tablet, Zyrtec Dry Syrup 1.25% will be manufactured by UCB Japan and distributed by Daiichi and GSK.

Zyrtec Dry Syrup 1.25% is the new formulation of Zyrtec Tablet which was launched in September 1998 domestically, and has the same effect and efficacy as Zyrtec Tablet. As the first dry syrup formulation for adults among the 2nd generation of anti-histamine drugs, patients who prefer this easy to use strawberry flavored dry syrup formulation or patients that have difficulty taking tablet or capsule drugs will benefit from this formulation.

Zyrtec tablet is an anti-allergic drug indicated for allergic rhinitis, including pollinosis, urticaria, eczema and dermatitis, prurigo, and pruritus cutaneous and is prescribed in over 100 countries worldwide. The drug’s antagonistic action, which works selectively on histamine H1 receptors, is fast, strong and long-lasting, exerting the required effect from one Zyrtec tablet administered daily.

Fabris Egros, President of UCB Japan, said, “With this dry syrup, I am delighted that another option is available for those patients that prefer dry syrup formulations or are currently having difficulties in taking oral anti-histamine drugs.”

UCB Japan, Daiichi and GSK aim at continuously maximizing the Zyrtec brand.

Zyrtec® Dry Syrup 1.25%

Composition and Description

1) Active ingredient:

Zyrtec dry syrup 1.25% has 12.5 mg of cetirizine hydrochloride per 1 g.

2) Appearance:

Zyrtec dry syrup 1.25% is white to off-white powder.

Indications

Allergic rhinitis, urticaria, eczema/dermatitis, prurigo, cutaneous pruritus

Dosage and Administration

Usually for use in adults, Zyrtec dry syrup should be orally administered once daily before going to bed at the dosage of 0.8 g, equivalent to 10mg of cetirizine hydrochloride. The dosage should be modified according to the age of the patient and the severity of symptoms up to maximum dose of 1.6 g/day, equivalent to 20 mg/day of cetirizine hydrochloride.

Date of Approval

October 21, 2005

NHI Price

370.10 yen / 1.25%1g (July 7, 2006)

UCB Japan

UCB Japan Co., Ltd. was established in 1988 as a Japanese subsidiary of UCB and has been promoting its business focusing on pharmaceuticals. In June 2000, it acquired the pharmaceutical division of Fujirebio Inc. Since then it has established its position in Japan and is enjoying further growth as a specialty pharmaceutical company possessing in-house marketed products such as Stogar tablets, the H2 receptor antagonist, and BUP-4 tablets for incontinence and urinary frequency, in addition to its strong-performing Zyrtec Tablet for allergic diseases.

DAIICHI SANKYO

DAIICHI SANKYO COMPANY, LIMITED was established on September 28, 2005 as the joint holding company of two major Japanese pharmaceutical companies – Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. DAIICHI SANKYO aims to become a Global Pharma Innovator, continuously generating innovative drugs and services and maximizing its corporate value. Sankyo and Daiichi Pharmaceutical have a broad range of major drug products on the Japanese market, including the antihypertensive Olmetec® (olmesartan medoxomil) and the synthetic antibacterial agent Cravit® (levofloxacin) and are strongly promoting drug information provision activities. Both companies specialize in the field of cardiovascular disease and have used their cumulative knowledge and expertise as a foundation for developing an abundant product lineup and R&D pipeline.

For further details, please refer to the company Web site, at http://www.daiichisankyo.co.jp/eng.

GlaxoSmithKline

Do more, feel better, live longer

GlaxoSmithKline is one of the world’s leading research-based pharmaceutical and health care companies. GlaxoSmithKline is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

GSK is the Japanese subsidiary of GlaxoSmithKline headquartered in the UK and conducts research and development, importation, manufacturing, and sales and marketing of pharmaceuticals, over-the-counter medicines, and toiletry products.

GSK is a market leader in 6 therapeutic areas (depression, asthma, migraine, herpes, gout, HIV/AIDS). It offers a wide range of products including Paxil for depression, Flutide and Serevent for asthma, Imigran for migraine, Valtrex and Zovirax for herpes, Flunase for allergic rhinitis, Zantac for ulcer, and Zyloric for gout.

Please contact for further information:

UCB Japan Co., Ltd.    Ms. Mayumi Yoshioka

Tel: (03) 5283-1717

DAIICHI SANKYO CO., LTD.    Corporate Communications

Tel: (03) 6225-1126

GlaxoSmithKline K.K.    Ms. Naomi Yoshida

Tel: (03) 5786-5041